[LETTERHEAD OF EMCLAIRE FINANCIAL CORP.]

August 11, 2008

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attn:	Christian Windsor

Re:	Emclaire Financial Corp.
Registration Statement on Form S-1
Commission File No. 333-151993

Dear Mr. Windsor:

                Pursuant to Rule 461 of Regulation C, and in connection with the above-referenced registration statement, Emclaire Financial Corp. (the “Company”) hereby joins with Keefe, Bruyette & Woods, Inc. to request that said registration statement be declared effective at 5:00 p.m., Eastern Time, on Tuesday, August 12, 2008, or as soon thereafter as practicable.

The Company hereby further acknowledges that:

•                                          should the United States Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                                          the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                                          the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this request, please contact Kevin M. Houlihan at (202) 457-6437 at the law firm of Patton Boggs LLP.

Sincerely,

/s/ WILLIAM C. MARSH

William C. Marsh
Chief Financial Officer and Treasurer

[LETTERHEAD OF KEEFE, BRUYETTE & WOODS, INC.]

August 11, 2008

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attn:	Christian Windsor

	Re:	Emclaire Financial Corp.
Registration Statement on Form S-1
Commission File No. 333-151993

Dear Mr. Windsor:

                Pursuant to Rule 461 of Regulation C, and in connection with the above-referenced registration statement, Keefe, Bruyette & Woods, Inc. hereby joins with Emclaire Financial Corp. to request that said registration statement be declared effective at 5:00 p.m., Eastern Time, on Tuesday, August 12, 2008, or as soon thereafter as practicable.

If you have any questions regarding this request, please contact Kevin M. Houlihan at (202) 457-6437 at the law firm of Patton Boggs LLP.

Sincerely,

/s/ DOUGLAS L. REIDEL

Douglas L. Reidel
Managing Director